UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE

Result of the option for the payment of the 2011 dividend in shares

Paris, 15 June 2012._The option for the payment of the 2011 dividend in shares will result in the issuance of 2,433,889 new shares, to be delivered and admitted for trading on Euronext Paris as from June 18, 2012.

Veolia Environnement’s General Shareholders’ Meeting of May 16, 2012 determined the amount of the dividend to be paid for the 2011 fiscal year and decided that shareholders could elect to receive the dividend either in cash or in shares.

The common shares delivered as payment for the dividend will entitle their holders to rights accruing as from January 1, 2012.  They will be eligible for the same rights as the outstanding common shares.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29.6 billion* in 2011. www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Contact

Marie-Claire Camus Tel. + 33 (0)1 71 75 06 08 marie-claire.camus@veolia.com	Sandrine Guendoul Tel. + 33 (0) 1 71 75 12 52 sandrine.guendoul@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 18, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer